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PARTNERS Matthew D. Bersani Nils Eliasson Alan Y.L. Yeung	Sidharth Bhasin † Colin Law	Brian G. Burke Kyungwon Lee	Lorna Xin Chen Paul Strecker	Peter C.M. Chen Paloma P. Wang

REGISTERED FOREIGN LAWYERS
Andrew D. Ruff ‡	Shichun Tang ‡

Stephanie Tang

To Call Writer Directly:

+852 2978 8028

Stephanie.Tang@Shearman.com

January 22, 2016

VIA EDGAR

Re:	Bona Film Group Limited
Schedule 13E-3
Filed December 22, 2015
File No. 005- 85987

Dear Mr. Panos,

On behalf of Bona Film Group Limited, a company organized under the laws of the Cayman Islands (the “Company”), we have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission contained in its letter of January 19, 2016 with respect to the Schedule 13E-3, File No. 005- 85987 (the “Schedule 13E-3”) filed on December 22, 2015 by the Company and the other filing persons named therein. For your convenience, the Staff’s comments are repeated below in bold and italics, followed in each case by the responses of the filing persons. Please note that all references to page numbers in the responses are references to the page numbers in Amendment No.1 to the Schedule 13E-3 (the “Amendment”) or the revised preliminary proxy statement attached as Exhibit (a)-(1) thereto (the “Revised Proxy Statement”), as the case may be, filed concurrently with the submission of this letter in response to the Staff’s comments. In addition, a marked copy of the Amendment and the Revised Proxy Statement indicating changes against the Schedule 13E-3 and the preliminary proxy statement attached as Exhibit (a)-(1) thereto, respectively, are being provided separately to the Staff via email.

We represent the independent committee of the board of directors of the Company (the “Independent Committee”). To the extent any response relates to information concerning Mountain Tiger International Limited, Mountain Tiger Limited, Mr. Dong Yu, Skillgreat Limited, Vantage Global Holdings Ltd, Fosun International Limited, Orrick Investments Limited, Sequoia Capital China I, L.P., Sequoia Capital China Partners Fund I, L.P., Sequoia Capital China Principals Fund I, L.P., Sequoia Capital China Management I, L.P., SC China Holding Limited, SNP China Enterprises Limited, Mr. Nan Peng Shen, SAIF Partners IV L.P., Uranus Connection Limited, Alibaba Pictures Group Limited, SAC Finance Company Limited, Tencent Holdings Limited, Oriental Power Holdings Limited, Willow Investment Limited, Mr. Zhanshan Xie and All Gain Ventures Limited, such response is included in this letter based on information provided to the Independent Committee and us by such other persons or their respective representatives.

Concurrently with the submission of this letter, the Company is filing via EDGAR the Amendment, which has been amended in response to the Staff’s comments.

* * * * *

Schedule 13E-3

Certain Financial Projections, page 42

1.	We noticed the inclusion of cautionary language that reads in relevant part, “the Company undertakes no obligation to update…even in the event that any or all of the assumptions underlying the financial projections are shown to be in error or change, except to the extent required by applicable federal securities law.” It appears that the Company may have an ongoing obligation to update and that the disclaimer appears to have been incorrectly cited as a matter of fact and law. Please advise us, with a view toward revised disclosure, as to the circumstances that could arise where all of the assumptions are shown to be in error yet the Company would bear no obligation to update. To the extent that no such circumstances exist, please revise the disclosure to remove the implication that compliance with the U.S. federal securities law is the exception in such instances, especially in the context of the proposed transaction.

In response to the Staff’s comment, we have revised the disclosure on page 44 of the Amendment to remove the implication that compliance with the federal securities law is the exception in the instances described in such comment.

Exhibit 99.(C)-(2)

2.	We noticed the disclosure at page 44 of the Rule 13e-3 disclosure statement that indicated, “[s]hareholders are urged to read the Barclays opinion in its entirety for a description of the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken by Barclays in connection with the opinion.” The disclaimer in this exhibit, however, states that Barclays’ materials were provided “for the sole and exclusive use of the Independent Committee of the Board of Directors of Bona Film Group Limited.” The disclaimer further states that the materials may not be disclosed, summarized, reproduced, disseminated or quoted or otherwise referred to without Barclays’ “prior written consent.” Please disclose in the disclosure statement filed pursuant to Rule 13e-3, if true, that Barlays’ has consented to the use of its materials by filing persons for purposes of public disclosure in the Schedule 13E-3 and related proxy statement. Alternatively, please provide the disclosures recommended by the Division of Corporation Finance as being necessary to clarify security holders’ right to rely on such materials when making investment and voting decisions with respect to the proposed transaction: http://www.sec.gov/divisions/corpfin/guidance/ci111400ex_regm-a.htm

In response to the Staff's comments, we have revised the disclosure on page 44 of the Revised Proxy Statement to indicate that Barclays has consented to the inclusion of its materials as an exhibit to the Schedule 13E-3 and the availability of its materials to any interested shareholder in accordance with the procedures set forth in the Revised Proxy Statement.

3.	The disclosure in the proxy statement regarding Barclays’ materials does not state whether or not such materials will be available for inspection and copying at the principal executive office of the issuer or an affiliate during regular business hours. The disclosures made regarding the availability of exhibits to the Schedule 13E-3 that appears on page 103 beneath the heading “Where You Can Find More Information” is insufficient to satisfy the disclosure obligations that arise under Item 9 of Schedule 13E-3. Please revise or advise. Refer to Item 1015(c) of Regulation M-A and General Instruction E to Schedule 13E-3.

In response to the Staff's comments, we have revised the disclosure on page 44 of the Revised Proxy Statement to indicate that Barclays’ materials will be available for inspection and copy by any Company shareholder (or its designated representative) at the Company’s principal executive offices during regular business hours.

* * * * *

Please note that attached hereto as Exhibit A is the written acknowledgement by each of the Company, Mountain Tiger International Limited, Mountain Tiger Limited, Mr. Dong Yu, Skillgreat Limited, Vantage Global Holdings Ltd, Fosun International Limited, Orrick Investments Limited, Sequoia Capital China I, L.P., Sequoia Capital China Partners Fund I, L.P., Sequoia Capital China Principals Fund I, L.P., Sequoia Capital China Management I, L.P., SC China Holding Limited, SNP China Enterprises Limited, Mr. Nan Peng Shen, SAIF Partners IV L.P., Uranus Connection Limited, Alibaba Pictures Group Limited, SAC Finance Company Limited, Tencent Holdings Limited, Oriental Power Holdings Limited, Willow Investment Limited, Mr. Zhanshan Xie and All Gain Ventures Limited.

Should you have any questions relating to the foregoing or wish to discuss any aspect of the proposed merger or the Company’s filings, please contact me at +852 2978 8028.

Sincerely,

/s/ Stephanie Tang
Stephanie Tang
of Shearman & Sterling

EXHIBIT A

ACKNOWLEDGEMENT

In response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated January 19, 2016 with respect to the Schedule 13E-3, File No. 005-85987 (the “Schedule 13E-3”), filed on December 22, 2015 by the Company and the other filing persons named therein, the undersigned hereby acknowledges that in connection with Amendment No. 1 to Schedule 13E-3 filed concurrently with the submission of this response, as well as any subsequent amendment thereto filed with the Commission:

•	the filing person is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the filing person may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Bona Film Group Limited

By:	/s/ Daqing Dave Qi
Name: Daqing Dave Qi
Title: Chairman of the Independent Committee

Mountain Tiger International Limited

By:	/s/ Dong YU
Name: Dong YU
Title: Director

Mountain Tiger Limited

By:	/s/ Dong YU
Name: Dong YU
Title: Director

Dong YU

/s/ Dong YU

Skillgreat Limited

By:	/s/ Dong YU
Name: Dong YU
Title: Director

Vantage Global Holdings Ltd

By:	/s/ Dong YU
Name: Dong YU
Title: Director

Fosun International Limited Orrick Investments Limited

By:	/s/ Jingyan Huang
Name: Jingyan Huang
Title: Authorized Signatory

Sequoia Capital China I, L.P.

Sequoia Capital China Partners Fund I, L.P.

Sequoia Capital China Principals Fund I, L.P.

By: Sequoia Capital China Management I, L.P., General Partner of Each

By: SC China Holding Limited, its General Partner

By:	/s/ Nan Peng Shen
Name: Nan Peng Shen
Title: Authorized Signatory

Sequoia Capital China Management I, L.P. By: SC China Holding Limited, its General Partner

By:	/s/ Nan Peng Shen
Name: Nan Peng Shen
Title: Authorized Signatory

SC China Holding Limited

By:	/s/ Nan Peng Shen
Name: Nan Peng Shen
Title: Authorized Signatory

SNP China Enterprises Limited

By:	/s/ Nan Peng Shen
Name: Nan Peng Shen
Title: Authorized Signatory

Nan Peng Shen

/s/ Nan Peng Shen

SAIF Partners IV L.P. By: SAIF IV GP, L.P., is General Partner By: SAIF IV GP Capital Ltd., its General Partner

By:	/s/ Andrew Y. Yan
Name: Andrew Y. Yan
Title: Authorized Signatory

Alibaba Pictures Group Limited

By:	/s/ Zhang Qiang
Name: Zhang Qiang
Title: Chief Executive Officer

SAC Finance Company Limited

By:	/s/ Zhang Qiang
Name: Zhang Qiang
Title: Director

Tencent Holdings Limited

By:	/s/ Huateng Ma
Name: Huateng Ma
Title: Director

Oriental Power Holdings Limited

By:	/s/ Huateng Ma
Name: Huateng Ma
Title: Director

Willow Investment Limited

By:	/s/ Huateng Ma
Name: Huateng Ma
Title: Director

Uranus Connection Limited

By:	/s/ Yao SUN
Name: Yao SUN
Title: Chief Executive Officer

Zhanshan XIE

/s/ Zhanshan Xie

All Gain Ventures Limited

By:	/s/ Zhanshan Xie
Name: Zhanshan Xie
Title: Director